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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 1)(1)

                       LEARNING TREE INTERNATIONAL, INC.
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                               (Name of Issuer)

                                  COMMON STOCK
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                        (Title of Class of Securities)

                                  522015 10 6
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                                 (CUSIP Number)

               Theodore E. Guth, 10866 Wilshire Blvd., Suite 1250
                         Los Angeles, California 90024
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               December 30, 1998
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           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 2 Pages)


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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  522015 10 6          SCHEDULE 13D   Page     2    of     2     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

               Theodore E. Guth         081 40 4703
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  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

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  (3)     SEC Use Only

          ---------------------------------------------------------------------
  (4)     SOURCE OF FUNDS*
                                 Not Applicable
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

                                 United States
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                       (7)     Sole Voting Power
  Number of                                            1,331,308
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                                                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                                           1,331,308
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                       1,331,308
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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

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 (13)     Percent of Class Represented by Amount in Row (11)

                                     6.05%
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 (14)     Type of Reporting Person*

                                       IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.        Security and Issuer.

               This statement relates to the common stock, $.0001 par value (the "Common Stock") of Learning Tree International, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 6053 West Century Boulevard, Los Angeles, California 90045.

Item 2.        Identity and Background.

               This statement is being filed by Theodore E. Guth, an attorney in private practice with offices at 10866 Wilshire Boulevard, Suite 1250, Los Angeles, California 90024. Mr. Guth's ownership of Common Stock derives primarily from his role as Trustee under three trusts established by Eric R. Garen and Nancy Garen, the Nancy Garen 1998 Annuity Trust, the Eric R. Garen 1998 Annuity Trust and the Garen Dynasty Trust (collectively, the "Trusts," and the common stock held by the Trusts, the "Trust Shares"). During the past five years, Mr. Guth has not (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Guth is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.

               Pursuant to the existing terms of the relevant Trust, on December 30, 1998, Mr. Guth, as Trustee, irrevocably instructed (i) the Nancy Garen 1998 Annuity Trust to transfer 168,846 shares of Common Stock to Nancy Garen and
(ii) the Eric R. Garen 1998 Annuity Trust to transfer 168,846 shares of Common Stock to Eric R. Garen (collectively, the "Transferred Shares").



                                  Page 3 of 6
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(the "Trust Shares"). No consideration was paid to the Trusts or the Trustee for the Transferred Shares. Mr. Guth also holds, in his own name, and not as Trustee, an option to purchase from the Company 12,000 shares of Common Stock (the "Option"). The Option was issued under the Company's stock option plan for employees and consultants in connection with Mr. Guth's provision of services to the Company. The Option vests annually as to 25% of the total shares subject to it and, at present, is exercisable as to 6,000 shares.

Item 4.        Purpose of Transaction.

               The Transferred Shares were transferred to Eric R. Garen and Nancy Garen pursuant to the terms of the Eric R. Garen 1998 Annuity Trust and the Nancy Garen 1998 Annuity Trust, respectively. The Trusts hold the Trust Shares for investment purposes only, and do not contemplate any efforts to change the Company's business or corporate structure.

Item 5.        Interest in Securities of the Issuer.

               A. The number of shares of Common Stock outstanding as of December 14, 1998, according to the Company's Report on Form 10-K for the twelve-month period ending September 30, 1998 was 21,994,507. The number of shares of Common Stock beneficially owned (within the meaning of the rules under Section 13 of the Securities Exchange Act of 1934) by Mr. Guth is as follows:

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CAPACITY                                                        NUMBER OF SHARES
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
As Trustee of the Nancy Garen 1998 Annuity Trust                    581,154
As Trustee of the Eric R. Garen 1998 Annuity Trust                  581,154
As Trustee of the Garen Dynasty Trust(1)                            163,000
Vested portion of the Option(2)                                       6,000
Total                                                             1,331,308
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



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(1) In the original filing of this Schedule 13D, Mr. Guth reported beneficial ownership of 170,200 shares as Trustee of the Garen Dynasty Trust. The computation of 170,200 shares reflected a clerical error which has been corrected; the actual number of shares of Common Stock held by the Garen Dynasty Trust is 163,000.

(2) Mr. Guth holds the Option as an individual, not as Trustee.



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         Based upon the number of shares set forth in the Report on Form 10-K, the 1,331,308 shares beneficially owned represent approximately 6.05% of the outstanding of the Common Stock as of December 14, 1998.

               B. Mr. Guth has sole voting and dispositive powers with respect to the 581,154 shares owned by the Nancy Garen 1998 Annuity Trust, the 581,154 shares owned by the Eric R. Garen 1998 Annuity Trust, the 6,000 vested shares subject to the Option and the 163,000 shares owned by the Garen Dynasty Trust.

               C. During the past sixty (60) days, neither Mr. Guth personally nor the Trusts has effected any transaction in the Common Stock of the Company, other than the transfer of the Transferred Shares by the Trusts at Mr. Guth's irrevocable instruction to Eric R. Garen and Nancy Garen.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               There are no contracts, arrangements, understandings or relationships between the Trust and any other person with respect to the Common Stock held by the Trusts. With respect to the shares of Common Stock which may be purchased by Mr. Guth pursuant to the Option, Mr. Guth has an understanding with the law firm Irell & Manella LLP, where he was previously a partner, that 3,000 of the shares subject to the Option are the property of that firm.

Item 7.        Materials to be Filed as Exhibits.

                  Not applicable.



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                                   SIGNATURE



               After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 5, 1998


                                             /s/ THEODORE E. GUTH
                                             -----------------------------------
                                             Theodore E. Guth





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